SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year December 31, 2006

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5084

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED
RETIREMENT PLAN
2801 Hunting Park Avenue
Philadelphia, Pennsylvania 19129
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

TASTY BAKING COMPANY
2801 Hunting Park Avenue
Philadelphia, Pennsylvania 19129
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

TASTY BAKING COMPANY 401 (k) AND
COMPANY FUNDED RETIREMENT PLAN

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2006 and 2005
With Report of Registered Public Accounting Firm

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4 - 11

SUPPLEMENTAL SCHEDULE

Schedule H, Part IV, Line 4(i)*
Schedule of Assets (Held at End of Year) as of December 31, 2006	12

Schedule H, Part IV, Line 4(j)*
Schedule of Reportable Transactions as of December 31, 2006	13

EXHIBITS

Signature

23.1 Consent of Independent Registered Public Accounting Firm

_______________________
*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Tasty Baking Company 401(k) and Company Funded Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company 401(k) and Company Funded Retirement Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus LLP
Philadelphia, PA
June 25, 2007

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Statements of Net Assets Available For Benefits
December 31, 2006 and 2005

	2006	2005

ASSETS

Investments, at fair value	$37,537,191	$31,704,019

Receivables:
Employee contribution receivable	40,389	42,241
Employer contribution receivable	46,290	47,786
Total receivables	86,679	90,027

Net assets available for benefits, at fair value	37,623,870	31,794,046

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	80,326	110,529

Net assets available for benefits	$37,704,196	$31,904,575

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Statements of Changes in Net Assets Available For Benefits
For the Years Ended December 31, 2006 and 2005

	2006	2005

ADDITIONS
Additions to net assets attributed to:
Net appreciation in fair value of investments	$2,722,855	$344,905
Cash dividends	783,461	112,733
Interest	472,331	909,779

	3,978,647	1,367,417
Contributions
Participant	2,308,193	2,154,195
Employer	2,484,654	2,125,879

	4,792,847	4,280,074
Asset transfer in	-	1,251,262

Total additions	8,771,494	6,898,753

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,968,300	2,975,300
Administrative expense	3,573	6,120

Total deductions	2,971,873	2,981,420

Net increase	5,799,621	3,917,333

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	31,904,575	27,987,242

End of year	$37,704,196	$31,904,575

The accompanying notes are an integral part of these financial statements.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN

General

The Tasty Baking Company 401(k) and Company Funded Retirement Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company and Tasty Baking Oxford, Inc. (the Companies) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

On March 27, 2005, the Companies merged the Tasty Baking Oxford, Inc. 401(k) Savings Plan (the Oxford Plan) into the Tasty Baking Company 401(k) Thrift Plan and renamed the merged plans as the Tasty Baking Company 401(k) and Company Funded Retirement Plan. All assets of the Oxford Plan were transferred to the Plan immediately after the effective date of the merger.

For a description of the contribution, benefits, and vesting provisions of the Plan, as well as other Plan provisions, Plan participants should refer to the Plan document or Summary Plan Description (SPD).

Plan Amendments

The Plan made certain amendments to comply with new IRS regulations in 2006.

Contributions

Under the 401(k) portion of the Plan, employee elective deferral contributions may be made in an amount up to the annual IRS contribution limit of $15,000 in 2006, and $20,000 for participants age 50 and over. Employees can contribute any whole percentage of their eligible compensation as their elective deferrals subject to the annual IRS limit. The Companies make matching contributions equal to 50% of the employees’ elective deferrals that do not exceed 4% of their compensation as defined in the Plan. Elective deferral contributions are made through payroll deductions as authorized by the employees and are immediately vested. For the investment of their own contributions, participants may choose from a variety of Vanguard Group mutual fund options selected by the Plan Committee and a fund that invests primarily in common stock of Tasty Baking Company. The Plan is administered by The Vanguard Group and the Plan trustee is the Vanguard Fiduciary Trust Company. Prior to March 27, 2005, the Plan was administered by Dreyfus Service Corporation and the Plan trustee was Dreyfus Trust Company.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN (continued)

Contributions (continued)

Under the portion of the Plan called “Tasty Funded Retirement Contributions,” the Companies also make cash contributions into individual accounts for all eligible employees. These contributions will be equal to a percentage of an employee’s eligible compensation and will increase with the employee’s age and years of credited service. Employees become vested in their Tasty Funded Retirement Contributions account after five years of service.

Participants may self-direct the investment of this account, as well as their matching contribution account, in the same Vanguard Group mutual fund options that are available for the investment of their elective deferral contributions.

The investment alternatives available to participants provide choices that cover all major sectors of the market. Participants may change the investment mix of their ongoing contributions and/or existing account balances daily, subject to certain limitations on reinvestment in certain Vanguard Group funds within a 60-day period.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited services.

Withdrawals

Participants who terminate employment can elect to have the full value in their respective accounts distributed to them including their own contributions and employer matching contributions made on their behalf. Tasty Funded Retirement Contribution amounts are also distributable upon termination of employment if the participant is vested as of the termination date.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 1	DESCRIPTION OF PLAN (continued)

Withdrawals (continued)

Active participants may make withdrawals from their after-tax contribution accounts at any time for any reason. Once an active participant has been a Plan participant for five years, matching contributions previously made in the form of company stock can be withdrawn upon request as of any Plan year-end date. Participants may make withdrawals of their elective deferral contributions because of hardship provided certain conditions imposed by the Plan are satisfied. Participants may also make withdrawals from their account balance attributable to elective deferrals and matching contributions on or after the attainment of age 59½. Participants may not withdraw any portion of their Tasty Funded Retirement Contributions account until they terminate employment, and then, only if they are vested in that account.

Participant Loans

The Plan allows participants to obtain loans from their vested account balance. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the Plan Committee and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance. A detailed description of the Plan’s procedures for loans is set forth in the Participant Loan Policy which can be obtained from the Plan Committee.

Forfeitures

Forfeiture may be applied first to payment of Plan administration expenses. Any remaining forfeitures will be applied towards Tasty Funded Retirement contributions that are payable by the Companies for the participants.

Termination

The Company retains the right to terminate the Plan at any time. If the Plan is terminated, participants become 100% vested in all amounts held for their benefit under the Plan.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Reclassification

Certain prior year amount has been reclassified to conform to those classification used in the 2006 financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

As described in Financial Accounting Standards Board Staff Position “FSP AAG INV-1” and Statement of Position “SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (collectively “the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

Investment Valuation and Income Recognition (continued)

The Plan invests in investment contracts through the Vanguard Retirement Savings Trust Fund which is included in tax-exempt common collective trusts. As required by the FSP, the Statement of Net assets Available for Benefits presents the fair value of the investments in the stable value fund as well as the adjustment of the investments in the stable value fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3	RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”) and in shares of common stock of Tasty Baking Company. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA and the Code.

NOTE 4	INVESTMENTS

The following table represents investments of 5% or more of the Plan’s net assets:

December 31,
2006
Tasty Baking Company Common Stock
shares 400,395	$3,599,552

Vanguard 500 Index Fund	3,473,217
Investor Shares

Vanguard Growth & Income Fund	4,662,835
Investor Shares

Vanguard Small-Cap Index Fund	3,833,514
Investor Shares

Vanguard Wellington Fund	3,000,728
Investor Shares

Vanguard Total Bond Market Index Fund	2,347,477
Investor Shares

Vanguard Retirement Savings Trust	8,308,250
Investor Shares

Loans to participants	1,856,184

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 4	INVESTMENTS (continued)

December 31,
2005
Tasty Baking Company Common Stock
455,728 shares	$3,417,957

Vanguard 500 Index Fund	3,067,046
Investor Shares

Vanguard Growth & Income Fund	3,917,488
Investor Shares

Vanguard Small-Cap Index Fund	3,247,540
Investor Shares

Vanguard Wellington Fund	2,286,933
Investor Shares

Vanguard Total Bond Market Index Fund	1,774,350
Investor Shares

Vanguard Retirement Savings Trust	8,232,308

Loans to participants	1,751,025

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	2006	2005

Mutual funds	$652,743	$604,975

Common stock	2,070,112	(260,070)

Appreciation	$2,722,855	$344,905

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements

NOTE 5	PLAN EXPENSES

Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2006 and 2005, fees and expenses totaling $88,997 and $97,604, respectively, were paid to the Vanguard Group and Vanguard Fiduciary Trust Company, and Dreyfus Service Corporation and Dreyfus Trust Company, the Plan’s administrator and trustee, respectively, on behalf of the Plan’s participants.

NOTE 6	FEDERAL INCOME TAXES

The Internal Revenue Service issued a determination letter on June 7, 2004, that the Plan, as amended and restated as of January 1, 2003, which was a non-standardized prototype profit sharing plan and trust sponsored by Mellon HR Solutions, constituted a qualified plan under Section 401(a) of the Internal Revenue Code and the trust is therefore exempt from federal income taxes under provisions of Section 501(a) of the Code. Tasty Baking Company has not submitted a determination application for the provisions of the current Plan, which became effective on March 27, 2005. Under recently adopted procedures, the IRS has extended the remedial amendment period and determination application periods for qualified plans. As per these new procedures, Tasty Baking Company will not have to file another determination application for the Plan until January 31, 2011.

SUPPLEMENTAL SCHEDULE

E.I.N. 23-1145880/PN
Plan Number 002

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par of Maturity Value	Cost	Value

*	Tasty Baking Company	Company Stock	$ 4,253,149	$ 3,599,552

*	Vanguard Retirement Savings Trust	Common Collective Trust	8,388,576	8,388,576

*	Vanguard 500 Index Inv	Registered Investment Company	2,957,777	3,473,217
*	Vanguard Growth & Income Inv	Registered Investment Company	4,025,484	4,662,835
*	Vanguard Morgan Growth Inv	Registered Investment Company	472,138	539,721
*	Vanguard Prime Money Mkt	Registered Investment Company	860,068	860,068
*	Vanguard REIT Index Fund	Registered Investment Company	315,907	378,704
*	Vanguard Sm-Cap Index Inv	Registered Investment Company	3,141,875	3,833,514
*	Vanguard Strat Equity Fund	Registered Investment Company	1,210,466	1,307,159
*	Vanguard Tgt Retirement 2005	Registered Investment Company	47,995	46,465
*	Vanguard Tgt Retirement 2015	Registered Investment Company	638,263	685,362
*	Vanguard Tgt Retirement 2025	Registered Investment Company	467,890	514,462
*	Vanguard Tgt Retirement 2035	Registered Investment Company	265,111	289,312
*	Vanguard Tgt Retirement 2045	Registered Investment Company	216,445	252,075
*	Vanguard Target Retirment Inc	Registered Investment Company	59,127	60,677
*	Vanguard Total Bond Mkt Idx	Registered Investment Company	2,353,863	2,347,477
*	Vanguard Total Int'l Stock Idx	Registered Investment Company	757,260	960,733
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	102,662	118,991
*	Vanguard Wellington Inv	Registered Investment Company	2,818,554	3,000,728
*	Vanguard Windsor II Fund Inv	Registered Investment Company	404,596	441,705

		Subtotal - Registered Investment
		Company	21,115,480	23,773,205

	Loans to participants	5% - 10.5%	1,856,184	1,856,184

		Total	$ 35,613,390	$ 37,617,517

	*Party-In-Interest

TASTY BAKING 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
For the Year Ended December 31, 2006

Tasty Baking 401 (k) and Company Funded Retirement Plan, EIN 23-1145880, PN 002

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Description of Asset
Identity	(include interest rate				Current Value
of Party	and maturity in case	Purchase	Selling	Historical Cost	of Asset on	Historical
Involved	of loan)	Price	Price	of Asset	Transaction Date	Gain (Loss)

Vanguard	Vanguard Retirement Savings Trust	$ 1,890,310			$ 1,890,310
Vanguard	Vanguard Retirement Savings Trust		$ 1,844,570	$ 1,844,570	$ 1,844,570	$ -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

BY	/s/ David S. Marberger
David S. Marberger for the Tasty Baking Company 401(k) Plan Committee

Date: June 25, 2007